Exhibit (a)(5)(H)

GSK sets 20 July for expiration of tender offer to

acquire Human Genome Sciences

–	Expiration is after HGS process bid deadline of 16 July
–	Enables HGS shareholders to evaluate outcome of process and GSK’s offer

GlaxoSmithKline plc (LSE: GSK) today announced it has extended its tender offer to acquire all of the outstanding shares of Human Genome Sciences (NASDAQ: HGSI) for US$13.00 per share in cash to 5:00 p.m. New York City time on 20 July 2012.

GSK’s tender offer will expire after 16 July, the deadline set by HGS for submission of definitive acquisition proposals in its strategic alternatives review process which began on 19 April after GSK made a private proposal on 11 April. GSK believes the three months that will have passed since the start of this process is more than adequate time for the HGS Board to bring it to completion. Extension of the tender offer to 20 July will provide HGS shareholders the opportunity to evaluate the outcome of the HGS Board’s process relative to GSK’s offer. Based on circumstances at that time, GSK will consider all available options regarding its offer but can make no assurance that the tender offer will be further extended. As GSK has clearly stated, the company remains willing to meet and review its offer with HGS at any time.

GSK’s offer, which is not conditioned on due diligence or financing, represents a premium of 81 percent to HGS’s closing share price of US$7.17 on 18 April, the last trading day before HGS publicly disclosed GSK’s private offer. GSK’s offer reflects the value of Benlysta, darapladib, albiglutide, HGS’s operating and financial assets, and expected cost synergies of at least US$200 million. For HGS shareholders, it provides immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk inherent in HGS achieving its future growth objectives.

Given its near 20-year relationship with HGS and ownership of 50% of Benlysta as well as the vast majority of the economics associated with albiglutide and darapladib, GSK continues to believe it is uniquely positioned to deliver on the opportunity of the proposed combination.

The closing of the tender offer is subject to the terms and conditions detailed in the amended tender offer documents as filed on Schedule TO with the SEC on 10 May and 23 May. Except for the extension of the tender offer expiration date, all other terms and conditions of the offer remain unchanged. The tender offer was previously scheduled to expire at 5:00 p.m. New York City time, on Friday 29 June. As of the close of business on 28 June, approximately 375,526 shares had been tendered and not withdrawn, pursuant to the offer.

Lazard and Morgan Stanley are acting as financial advisors to GSK and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz are providing legal advice.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GlaxoSmithKline Enquiries:

UK Media enquiries:	David Mawdsley	+44(0) 20 8047 5502	(London)
	Sarah Spencer	+44(0) 20 8047 5502	(London)
Analyst/Investor enquiries:	Sally Ferguson	+44(0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44(0) 20 8047 5503	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+44(0) 20 8047 3289	(London)
	James Dodwell	+44(0) 20 8047 2406	(London)

Sard Verbinnen & Co:

US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GSK and HGS, including future financial and operating results, GSK’s plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts. Factors that may affect GSK’s operations are described under ‘Risk factors’ in the ‘Financial review & risk’ section in the company’s Annual Report 2011 included as exhibit 15.2 to the company’s Annual Report on Form 20-F for 2011.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock. The solicitation and offer to buy HGS common stock have been made pursuant to an offer to purchase and related materials, as they may be amended from time to time. Investors and securityholders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. The offer to purchase and related materials have been filed by GSK with the Securities and Exchange Commission (SEC) and investors and security holders may obtain a free copy of these materials and other documents filed by GSK with the SEC at the website maintained by the SEC as www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS